UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549
Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,644,963

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,644,963

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,644,963 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,644,963 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Solely in its capacity as sole general partner of Castle Creek Capital Partners III, LP (“Fund III”).

Castle Creek Capital III LLC disclaims beneficial ownership of the Common Stock beneficially owned by Fund III except to the extent of its economic interest in Fund III.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,644,963 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,644,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Ruh Capital LLC.

Eggemeyer Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its economic interest in CCC III.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 609,476 (1)

	8.	Shared Voting Power 2,644,963 (2)

	9.	Sole Dispositive Power 409,476 (1)

	10.	Shared Dispositive Power 2,644,963 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,254,439 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)

Consists of 56,976 shares owned by Mr. Eggemeyer and 352,500 owned by the Eggemeyer Family Trust for which Mr. Eggemeyer is the sole trustee, and 200,000 restricted shares which will vest upon fulfillment of certain conditions. This shares attributed to Mr. Eggemeyer do not include 19,144 shares deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2)

Consists of 2,644,963 shares held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Eggemeyer Capital LLC (“E-Cap”) as a controlling member, and of which Mr. Eggemeyer is the controlling member and President. Mr. Eggemeyer is the President of CCC III. Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital III LLC and as controlling member and President of one of its controlling members.

Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruh Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,644,963 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,644,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Power is exercised through controlling member and President William J. Ruh

(2)   In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Eggemeyer Capital LLC.

Ruh Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its interest in CCC III.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,610 (1)

	8.	Shared Voting Power 2,644,963 (2)

	9.	Sole Dispositive Power 178,610 (1)

	10.	Shared Dispositive Power 2,644,963 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,823,573 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions)

(1)	Consists of 128,610 shares owned by the WJR Trust and 50,000 shares owned by the Ruh Family Trust, for both of which Mr. Ruh is the sole trustee.

(2)

Consists of 2,644,963 shares held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Ruh Capital LLC (“R-Cap”) as a controlling member, and of which Mr. Ruh is the controlling member and President. Mr. Ruh is the Executive Vice President of CCC III. Power is shared with John M. Eggemeyer, III as President of CCC III and as controlling member and President of its other controlling member, Eggemeyer Capital LLC.

Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in Ruh Capital and, in turn, its interest in CCC III.

Item 1.	Security and Issuer
This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Guaranty Bancorp. The Issuer’s address is 1331 Seventeenth St., Suite 300, Denver, CO 80202.

Item 2.	Identity and Background

(a) – (c)  The persons filing this statement (the “Reporting Persons”) are: Castle Creek Capital Partners III, LP, a Delaware limited partnership (“Fund III”); Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); John M. Eggemeyer III, a California resident and the controlling member of E-Cap (“Eggemeyer”); Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and William J. Ruh, a California resident and the controlling member of R-Cap. The business address for each of the reporting persons is 6051 El Tordo, Rancho Santa Fe, CA 92067

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)   Druring the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoing future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)    Each of Eggemeyer and Ruh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Castle Creek Capital Partners III, LP

The source of funds used in making the purchases of the shares of Common Stock reported herein were available working capital of Fund III in the amount of $20,311,546.

John M. Eggemeyer, III

The source of funds used in making the purchases of the shares of Common Stock reported herein were available personal funds of Eggemeyer in the amount of $2,053,229.

William J. Ruh

The source of funds used in making the purchases of the shares of Common Stock reported herein were available personal funds of Ruh in the amount of $784,679.99.

Item 4.	Purpose of Transaction

The Common Stock of the Issuer was purchased and is held for investment purposes, in order to appoint directors of the Issuer and to influence, but not control, the direction and management of the Issuer.  Each Reporting Person evaluates on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Issuer’s Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors.  Accordingly, each Reporting Person reserves the right to change its plan and intentions at any time, as it deems appropriate.  In particular, each Reporting Person may consider the disposition of shares of Common Stock or other securities of the Issuer convertible into Common Stock, which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiated transactions or otherwise.  In addition, each Reporting Person may from time to time acquire additional shares of Common Stock or other securities of the Issuer convertible into Common Stock, which may be effected at any time and from time to time, directly from the Issuer, in market transactions, block trades or otherwise.

The manager of Fund III, CCC III, and its affiliates (together, “Castle Creek”) is presently considering, and has discussed with management of the Issuer, a possible acquisition of additional shares of Common Stock by Fund III, directly from the Issuer or in market transactions, or both, that would increase Fund III’s ownership to a number of shares not in excess of 19.9% of the outstanding shares of Common Stock.   On December 15, 2008, Fund III, CCC IIII, E-Cap, R-Cap, John M. Eggemeyer and William J. Ruh (collectively, the “Applicants”) filed an application with the Board of Governors of the Federal Reserve System (the “Board”) to permit Fund III to purchase additional shares of Common Stock up to such 19.9% limit (after taking account of previous purchases).  Castle Creek’s continuing interest in such an acquisition will depend on a number of factors, including market conditions, the financial and other circumstances of the Issuer, regulatory and capital considerations and developments, and other matters.  Any acquisition by Castle Creek or any of its affiliates of additional shares of Common Stock directly from the Issuer would be subject to receipt of approval from the Board and the preparation and negotiation of mutually satisfactory definitive agreements.

Item 5.	Interest in Securities of the Issuer

(a)  (i) For each Reporting Person, the aggrate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of December 15, 2008, as follows:

John M. Eggemeyer, III

John M. Eggemeyer beneficially owns 2,656,310 shares of Common Stock which equals approximately 6.2% of the Issuer’s outstanding Common Stock (based on 52,581,206 shares of Common Stock outstanding). Mr. Eggemeyer’s sole beneficial ownership includes 56,976 shares owned directly and 357,500 shares for which he is sole trustee. Mr. Eggemeyer’s shared beneficial ownership includes 2,644,963 shares of Common Stock beneficially owned E-Cap as a managing member of CCC III. Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

Eggemeyer Capital LLC

E-Cap, as a controlling member of CCC III beneficially owns 2,644,963 shares of Common Stock, which represents approximately 4.4% of the outstanding Common Stock of the Issuer.

William J. Ruh

William J. Ruh beneficially owns 2,823,573 shares of Common Stock which equals approximately 5.4% of the Issuer’s outstanding Common Stock. Mr. Ruh’s sole beneficial ownership includes 178,610 shares for which he is the sole trustee. Mr. Ruh’s shared beneficial ownership includes 2,644,963 shares of Common Stock beneficially owned R-Cap as a managing member of CCC III. Mr. Ruh disclaims beneficial ownership of the Common Stock benefically owned by CCC III except to the extent of his interest in the assets of R-Cap and, in turn, its interest in CCC III.

Ruh Capital LLC

R-Cap, as a controlling member of CCC III beneficially owns 2,644,963 shares of Common Stock, which represents approximately 5.0% of the outstanding Common Stock of the Issuer.

Castle Creek Capital III LLC

CCC III, as the sole general partner of Fund III, beneficially owns 2,644,963 shares of Common Stock, which represents 5.0% of the outstanding Common Stock of the Issuer.

Castle Creek Capital Partners III, LP

Fund III beneficially owns 2,644,963 shares of Common Stock, which represents 5.0% of the outstanding Common Stock of the Issuer.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer, III (1)	609,476	2,644,963	609,476	2,644,963

Eggemeyer Capital LLC	0	2,644,963	0	2,644,963

William J. Ruh	178,610	2,644,963	178,610	2,644,963

Ruh Capital LLC	0	2,644,963	0	2,644,963

Castle Creek Capital III LLC	2,644,963	0	2,644,963	0

Castle Creek Capital Partners III, LP	2,644,963	0	2,644,963	0

(1) This table does not include 19,144 shares deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(c) The following is a list of transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days:
None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer cooperated with the Applicants in the preparation of the application to the Board referenced in Item 4 of this Amendment. The second paragraph under Item 4 in this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit I Agreement of Joint Filing

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 15, 2008

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

EGGEMEYER CAPITAL LLC.

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ William J. Ruh
William J. Ruh

RUH CAPITAL LLC.
By:	/s/ William J. Ruh
William J. Ruh
President

CASTLE CREEK CAPITAL III LLC

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer III
President

CASTLE CREEK CAPITAL PARTNERS III, LP

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer III
President